Contact

www.linkedin.com/in/rick-burnett (LinkedIn)
linktr.ee/LaneAxis (Personal)

Top Skills

LEADERSHIP
COMMUNICATION
MOTIVATIONAL SKILLS

Rick Burnett

Founder & CEO at LaneAxis
Newport Beach, California, United States

Summary

Rick Burnett has devoted his career to solving the pain points and excessive costs that have crippled the supply chain industry for decades, particularly in the freight trucking sector. As a veteran of both trucking logistics and software development, Rick has a clear view of both the massive inefficiencies baked into freight hauling as well as the massive benefits mobile technology can bring to trucking. As early as the mid 2000s, Rick knew GPS technology could lead to a direct model where manufacturers could connect to directly to drivers, cutting out expensive intermediaries such as freight brokers and third party logistics companies (3PLs), which charge up to a 50% commission for often opaque and inefficient services.

Rick set out to develop such a system, but needed technology to catch up in the form of smart phones that could run such an advanced application. Once smart phones became ubiquitous, Rick filed a patent for a Shipper-to-Carrier Direct Optimization Platform, and in March, 2018, was granted U.S. Patent No. 9,928,475.

Partnering with American Association of Owner Operator (AAOO) with 100,000+ drivers the Professional Trucker app provides real-time visibility into the LaneAxis portal which allows shippers the ability to connect directly to drivers, carriers add drivers and push tracking link to provide driver visibility and network real-time data. Rick is passionate about transforming the freight industry, and believes a shipper-to-carrier direct model is the way of the future in the Global Supply Chain.

Experience

LaneAxis
Founder, CEO
January 2015 - Present (8 years 11 months)
United States

LaneAxis is a freight efficiency-obsessed software company leveraging smart tech and smart ideas to create the first-of-its-kind shipper-to-carrier direct transportation network. The Professional Trucker App and Freight Direct Network is built to automate the trucking industry - eliminating unnecessary third party intermediaries - empowering truckers to earn more and shippers to cut costs.

The $800 billion U.S. trucking industry, comprised of 97% small, independent carriers, is fractured and mired in old processes such as phoning, faxing and paperwork. Shippers of all sizes (including Walmart, UPS, Amazon) use freight brokers daily to manage their shipments. Uber Freight leverages this same broker network. The Pro Trucker app eliminates the need to utilize the broker network by automating and directly connecting shippers to truckers.

The LaneAxis platform instantly and directly connects shippers to a pool of hundreds of thousands of drivers, tracks their loads in real-time, monitors available truck capacity to eliminate billions of empty truck miles annualy, then sends electronic documentation directly to shippers. LaneAxis' automation cuts billions of dollars in waste by adding unprecedented layers of efficiency, visibility and connectivity into the long broken U.S. supply chain. With deep connections in the shipping community, including the big 3 automakers, as well as a long history rooted in U.S. trucking, LaneAxis is uniquely positioned to build this transformational new model for freight logistics.

Agilis Systems
Director
July 2009 - July 2012 (3 years 1 month)

• SaaS configuration for scalability and highly configurable flexibility
• Comprehensive security architecture for user authentication, granular data access control and object ownership. Mirrored with LDAP to mirror operating system security
• Predictive Data Mining
• Data Visualization
• Parameter Monitoring
• OLAP Services
• Flat File exportation to reporting platforms
• Extensive knowledge base canned reports
• Rapid custom report generation
• Comprehensive API providing access to every process
• Integrate with Corporate Portals

• Integrate with other applications using Web Services
• Develop custom security and administration

Education

Eastern Illinois University

BS, Business · (1985 - 1989)